FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934 for the month of November, 2002

ALADDIN KNOWLEDGE SYSTEMS LTD.
(Translation of registrant's name in English)

15 Beit Oved Street, Tel Aviv, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

On November 4, 2002, Aladdin Knowledge Systems Ltd. (the "Registrant") announced its financial results for the three months and nine months ended September 30, 2002. A copy of the press release is attached hereto as Exhibit 1.

This Form 6-K is being incorporated by reference in all effective registration statements filed by the Registrant under the Securities Act of 1933.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, there unto duly authorized.

Aladdin Knowledge Systems Ltd. (Registrant) By: /s/ Erez Rosen Name: Erez Rosen Title: CFO

Date: November 20, 2002

Exhibit 1

Aladdin Knowledge Systems
PRESS RELEASE

Press Contact: www.eAladdin.com Steven E. Kuehn KCSA Worldwide Aladdin Knowledge Systems steven.kuehn@eAladdin.com 847.637.4033	Evan Smith CFA / Lee Roth	Investor Relations Contact: esmith@kcsa.com / lroth@kcsa.com 212.896.1251 / 212.896.1209

FOR IMMEDIATE RELEASE

Aladdin Knowledge Systems Announces Results for the Third Quarter and
First Nine Months of 2002
_________
Reports highest ever third quarter sales, 11% year-over-year growth

NEW YORK and TEL AVIV, ISRAEL, November 4, 2002 - Aladdin Knowledge Systems (Nasdaq: ALDN) today announced financial results for the quarter ending September 30, 2002.

Revenues for the third quarter were $11.87 million, an 11% increase over revenues of $10.72 million for the third quarter of 2001. The third quarter resulted in a net loss of $(985,000), or $(0.09) per basic and diluted share, compared with a net loss of $(12,527,000), or $(1.11) per basic and diluted share for the third quarter of 2001.

For the nine month period ended September 30, 2002, the Company reported revenues of $36.1 million, compared with revenues of $33.6 million for the nine months ended September 30, 2001. Net loss for the period was $(3,523,000), or $(0.31) per share, compared with net loss of $(14,978,000) or $(1.32) per share during the same period last year.

Commenting on the third quarter results, Yanki Margalit, Chief Executive Officer and Chairman of Aladdin, said, "We are pleased to deliver solid year-over-year growth both for the third quarter and the first nine months of 2002. It is a testament to the strength of the Company that, despite weakness in the overall economy, we experienced growth in our core product segments, achieved sales in emerging markets and won new customers who recognized the superiority of Aladdin's products compared to our competitors. Our business remains sound, as we were able to accomplish this while lowering expenses, funding the business primarily through cash from operations and keeping our burn rate low."

Mr. Margalit continued, "During the third quarter, each of our product areas advanced in both competitive positioning and execution. eSafe continued to demonstrate its proactive identification of malicious code, detecting the new BugBear worm in real time and protecting eSafe users before signature updates were available; HASP continues to expand into its core market, as well as new markets beyond software protection, due to its high security and ease of implementation; eToken's new positioning as a Digital Identity Organizer has increased product awareness and lead generation; and Privilege SCP is focusing on its strategic partners to deliver increasing value to their large installed base of customers."

Highlights for Q3:

  eSafe Appliance--awarded PC Magazine's Editors' Choice Award as best appliance for small and medium-sized companies

  eToken--received certification for Cisco's AVVID Partner Program and ca smart certification with Computer Associates International

  HASP--offers License Manager for Linux, in addition to its cross-platform support for MAC and Windows

  Privilege--supports the new MAC OS X "Jaguar" enabling anti-piracy and electronic distribution capabilities for application developers.

"In today's global IT environment, we are pleased to complete the quarter in a strong position to pursue opportunities for growth and profitability in the fourth quarter and 2003. We remain debt-free, maintain $12.6 million in cash, cash equivalents and investments, and are keenly focused on enhancing shareholder value," Mr. Margalit concluded.

Aladdin Knowledge Systems

Aladdin (Nasdaq: ALDN) is a leader in digital security, providing solutions for software commerce and Internet security since 1985. Aladdin serves over 30,000 customers worldwide. Aladdin's products include: the USB-based eToken device for user authentication and e-commerce security; the eSafe line of content security solutions that protect PCs and networks against malicious, inappropriate and nonproductive Internet-borne content; HASP and Hardlock, hardware-based software security systems that protect the revenues of developers; and Privilege, a software licensing and distribution platform. Please visit Aladdin's Web site at www.eAladdin.com.

(Tables to Follow)

Safe Harbor Statement
Except for the statements of historical fact, the information presented herein constitutes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include general economic and business conditions, the loss of market share, changes in consumer buying habits and other factors over which Aladdin Knowledge Systems Ltd. has little or no control.

Aladdin Knowledge Systems Ltd.
Summary of Unaudited Results
Consolidated Statement of Income
(U.S. dollars, in thousands - except for per-share amount)
                                       Three months period ended September 30,      Nine months ended September 30,

                                             2002                  2001                2002                2001

Sales                                      11,873                10,724              36,119              33,585

Cost of sales                               2,571                 2,123               7,401               7,077

Gross profit                                9,302                 8,601              28,718              26,508

Research & development                      3,239                 3,210              10,590               9,304

Selling & marketing                         5,301                 6,032              16,610              16,690

General & administrative                    1,143                 2,268               4,360               4,838

Impairment of intangible assets                 -                 8,561                   -               8,561

Write off of Intangible assets                                      622                   -               1,788

                                            9,683                20,693              31,560              41,181

Operating loss                              (381)              (12,092)             (2,842)            (14,673)

Financial (expenses) income, net            (341)                 (202)                 314                 249

Other income (expenses)                      (36)                   (0)                  32                   -

Loss before taxes                           (758)              (12,294)             (2,496)            (14,424)

Taxes on income                                 -                    64                 217                 105
Loss  after   taxes  on  income  and
before equity in loss of affiliate          (758)              (12,358)             (2,713)            (14,529)

Equity in loss of affiliate                   227                   169                 810                 449

Net loss                                    (985)              (12,527)             (3,523)            (14,978)

Basic and diluted loss per share           (0.09)                (1.11)              (0.31)              (1.32)

Weighted  average  number  of shares
outstanding for Basic EPS                  11,253                11,265              11,253              11,324
Weighted  average  number  of shares
outstanding for Diluted EPS                11,253                11,265              11,253              11,324

Aladdin Knowledge Systems Ltd.
Balance Sheets
(U.S. dollars, in thousands)
                                               September 30, 2002              December 31, 2001
Assets
Current assets:
Cash & cash equivalents                               11,652                         12,206
Marketable securities                                    926                          1,232
Trade  receivable,  net of  allowance  for
doubtful accounts                                      8,160                          8,204
Other accounts receivable                              3,447                          3,967
Inventories                                            6,502                          7,403

Total current assets                                  30,687                         33,012

Fixed assets, net                                      3,497                          4,456
Other long term assets, net                           16,314                         15,927

Total Assets                                          50,498                         53,395

Current liabilities                                    8,775                          8,361

Accrued severance pay                                  2,616                          2,404

Shareholders' Equity                                  39,107                         42,630

Total liabilities and shareholders'                   50,498                         53,395
equity